Exhibit 99.2
Regulation of Telecommunications
As a global telecommunications company, we are subject to various laws and regulations in each of the jurisdictions in which we operate. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements in each of the countries in which we operate, including strict licensing regimes, anti-monopoly laws and consumer protection regulations.
The following is a brief discussion of certain regulatory and legal considerations we consider noteworthy. We do not discuss the regulatory considerations of each of the jurisdictions in which we operate nor of the certain other jurisdictions in which we hold licenses, authorizations or regulatory approvals. For a description of the material effects of laws and regulations on our business, see Item 3.D. Risk Factors — Regulatory, Compliance and Legal Risks.

Regulation of Telecommunications in Russia

Regulatory bodies
In accordance with the Russian Constitution and the Federal Law “On Communications,” (the “Communications Law”), the regulation of activity in the field of communications is controlled by the President of the Russian Federation, the Russian Government, the federal body of executive power in the field of communications and other federal executive authorities within their competence. The Ministry of Digital Development, Communications and Mass Media of the Russian Federation (formerly, the Ministry of Telecom and Mass Communications of the Russian Federation) (the “Ministry”) is responsible for the regulation of telecommunications, mass media, information technology and postal services. In Russia, regulation of the use of the radio frequency spectrum is exercised by the State Commission on Radio Frequencies, which establishes the procedure for the allocation of radio frequencies.

The name and responsibilities of the Ministry were modified in 2018, but the Ministry remains responsible for developing and implementing national policy and legal regulation in the following areas, all of which are important to our business:

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information technology, including the use of information technology in public resources and promotion of access to such resources;
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telecommunications, including the allocation and conversion of the radio frequency spectrum, and postal communications;
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mass media, including electronic media, development of the internet, television and radio broadcasting (including developments based on digital technology), and new related technologies;
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publishing, printing, and distribution of printed media;
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personal data processing, management over specified state property and provision of public services in the area of information technology including organization public information resources and access to it; and
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national policy and legal regulation relating to protection of children from information harmful to their health or development.

The Ministry in turn controls and coordinates the activity of: (i) the Federal Communications Agency, or “Rossvyaz;” (ii) the Federal Agency on Press and Mass Media and (iii) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or “Roskomnadzor.” The functions of Rossvyaz and Roskomnadzor are particularly relevant to our business. Rossvyaz is responsible for allocating numbering resources and certifying communication facilities. Roskomnadzor’s responsibilities include telecommunications licensing activities; issuing permissions for, among other things, radio frequency use, control over telecommunications and information technologies and devices utilizing frequencies, including handsets.

Regulatory framework
The Communications Law is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation and the administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business include the federal government’s authority to:

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license communications service providers;
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allocate radio frequencies;
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certify telecommunications equipment;
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allocate numbering resources;
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ensure fair competition and fair pricing; and
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conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

Licenses
In accordance with Russian legislation, licenses to provide telecommunications services are issued by Roskomnadzor on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to twenty-five years. Roskomnadzor has the right to renew an existing license upon application. An application may be rejected if, as of the date of its submission, the operator has been found to have violated the terms of the license and such violations have not been cured. The Communications Law also regulates the procedures for reissuing a license in the case of a reorganization of the license holder or a transfer of a communications network or operation to another person or persons.

In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued by Roskomnadzor on the basis of decisions of the State Radio Frequency Commission and the conclusion of an examination by the Main Radio Frequency Center. This examination evaluates the electromagnetic compatibility of the radio electronic devices and coordinates radio transmitter usage with the Defense Ministry, the Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years, or a shorter period if such shorter period is requested in the application. Radio frequency permit duration may be extended on the basis of existing regulations and State Radio Frequency Commission decisions. Radio frequency allocation permission may be suspended or terminated for a number of reasons, including failure to comply with the conditions to which the frequency allocation was subject.

Furthermore, the Communications Law regulates material communications equipment, for example a base station, in the same way as real estate property. In particular, wireless telecommunications operators are required to receive construction permits for the base stations, register title to land plots underlying the base stations or establish other legal grounds to use the underlying land, and consider other regulatory aspects of the network before putting the base stations into operation.

Mobile Termination Rates
The Communications Law and the Federal Law “On the Protection of Competition” allow telecommunications operators, including wireless service operators, to freely establish tariffs for the telecommunications services provided to customers, with the exception of significant operators’ interconnection tariffs and tariffs on universal services. PJSC VimpelCom is not considered a significant operator and therefore can independently establish tariffs. However, since PJSC VimpelCom is considered to have a dominant market position in Russia (as determined by the Federal Antimonopoly Service of the Russian Federation ("FAS")), this independence is limited by the antitrust legislation and requires us to consider the prices of similar services provided by other operators to avoid being sanctioned for abusing a dominant market position. For a description of MTRs in Russia, see “Item 4-Information on the Company-Interconnection Agreements.”

Significant Market Power
An operator is presumed to have SMP if it has a share of more than 25% of all active numbers or if it can sustain traffic throughput of more than 25% of traffic in the particular geographical region or all of Russia. Roskomnadzor maintains an exhaustive list of SMP operators. Operators with SMP must provide interconnect services to all other operators in the market, following mandatory interconnection tariffs, which are regulated. PJSC VimpelCom is not included on this list.

However, PJSC VimpelCom has a “dominant market position” in Russia, which requires us to have economical and technical reasons behind our commercial policies, such as pricing or contracting. If the FAS finds a dominant operator’s proposed commercial policies to be groundless, that dominant operator may face legal consequences, such as fines and obligatory requirements to undertake corrective actions.

Pursuant to the Federal Law “On the Protection of Competition”, a company which holds a dominant market position, individually or collectively with other unrelated companies, is subject to restrictions aiming to prevent the abuse of such position to the detriment of other market participants or customers. In particular, the restrictions relate to (i) pricing (among other restrictions, it is prohibited to (a) increase or decrease an existing “monopolistic” (unreasonable) price if it is not caused by an increase or decrease in cost or market conditions or (b) set a different price for the same goods without economic or technological reasons); and (ii) conduct (among other restrictions, it is prohibited to impose unfavorable or unrelated contractual terms on a counterparty or to create barriers to market entry).

If the FAS finds that a company holds a dominant market position (individually or collectively) and abuses such position, the FAS may initiate an administrative action and impose on such company or its officers a fine or another administrative liability depending on the type of violation. In particular, an abuse of a dominant market position which may not and does not result in the restriction of competition may trigger, among other penalties, a fine of between RUB300,000 and RUB1,000,000. An abuse of a dominant market position which may result or did result in the restriction of competition may trigger, among other penalties, a fine of between 1% and 15% of (i) revenue generated from the sale of goods on the market on which the abuse was committed; or (ii) the cost of the goods sold on the market on which the abuse was committed (the fine has a minimum threshold of RUB100,000 and a maximum of 2% of the company’s aggregate revenue).

Mobile Number Portability
Since December 1, 2013, customers have been allowed to port mobile numbers. The maximum charge to the customer to port a mobile number is RUB 100 (US$1.43 as of December 31, 2018) per ported number. PJSC VimpelCom’s business has not been significantly affected from the implementation of mobile number portability.

Data Protection
The Communications Law and the Federal Law “On Personal Data” protects two categories of information: (i) provided telecommunications services and (ii) personal data. Personal data is any information directly or indirectly concerning an individual. Information on provided services includes the personal data of the subscriber and the details of his or her activity on the telecommunications operator’s network. Therefore, the operator has to invest considerable resources to protect both categories of data and comply with rules that relate to collection, processing, storage and use of such data. The rules were amended in July 2014 to require that operators process the personal data of Russian citizens using servers located in Russia. The Russian data localization regime is evolving quickly, and there has been conflicting guidance on some of the requirements. The technical restrictions on the processing of this data affect how we are able to deploy new technologies, particularly with respect to cloud services, leveraging our data and sharing such information for marketing purposes. The Federal Law “On Personal Data” requires us to receive explicit written consent from individuals before we may transfer data beyond the scope of subscriber’s agreement. Non-compliance could result in administrative sanctions, which could materially impact our operations.

Federal Law No 374-FZ (commonly referred to as the Yarovaya laws) amended anti-terrorism legislation and imposed certain obligations on communication providers, including, among others, the obligation to store information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications (i.e., meta-data reflecting these communications) for a period of three years, as well as to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of up to six months. This requirement came into force on July 1, 2018. In addition, in accordance with Federal Law No 374-FZ, communication providers are obliged to supply information to the investigation and prosecution authorities about users and any other information “which is necessary for these authorities to achieve their statutory goals,” and to provide to the investigation and prosecution authorities any information and codes necessary to decode the information. In addition, under local law, operators are required to block services for users whose personal data does not correspond to the data registered and stored by the operator. Failure to comply may lead to administrative fines and could impact the effectiveness of our licenses. Most of the provisions of Federal Law No 374-FZ entered into force on July 20, 2016. However, the practical effects of Federal Law No 374-FZ are still unclear, since the implementing legislation does not provide sufficient detail. The implementation and support of measures to comply with the legislation led to substantial investments for the design of our IT systems in Russia, and the purchase of specialized equipment and tools. The Russian authorities require, among other things, the use of specific storage equipment (such as data storage, interception devices, fiberoptic cables and technical platforms). Total expenses may be quantifiable after all technical and administrative measures are completed. Government Decree No 445, dated April 12, 2018, established the progressive order of installation of required storage capacity under the new law. Technical requirements for the data storage systems under the new law are not fully clear and often subject to agreement with the authorities, so in the near future these requirements could necessitate additional investments to be compliant.

Other
Roaming

All commercial policies, including roaming prices, are subject to antitrust monitoring and control on an ongoing basis. On July 14, 2017, the FAS issued an injunction requiring all telecom operators to abolish “intra-network roaming” surcharges. This term describes the surcharges applied by operators to subscribers making and receiving calls when travelling outside of their home regions. On March 12, 2018, the FAS opened an investigation into the intra-network roaming tariffs applied by PJSC VimpelCom. In order to comply with the FAS’s injunction, PJSC VimpelCom abolished the surcharges applied to subscribers for receiving calls when traveling outside of their home regions. Russian legislators subsequently amended the Communications Law to prohibit these surcharges. The FAS closed its investigation by imposing nominal fines on PJSC VimpelCom.

Restrictions on foreign investment

The Federal Law “On the Procedure for Foreign Investments in Business Entities of Strategic Importance for National Defense and State Security” (the “Russian Foreign Investment Law”) limits foreign investment in companies that are deemed to be strategic. Our subsidiary PJSC VimpelCom is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50% of its voting shares, or 25% in the case of a company controlled by a foreign government, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation pursuant to the Russian Foreign Investment Law. The FAS, which administers the application of the Russian Foreign Investment Law, has in the past challenged acquisitions of our shares by foreign investors. In addition, the restrictions stipulated by the Federal Law dated July 27, 2006 No 149-FZ “On the Information, Information Technology and Protection of Information” affect the provision of audio-visual services by foreign entities and local companies with more than 20% of foreign investments or shares. Finally, initial drafts of the implementing regulation for Federal Law 187-FZ “On the security of Russia’s critical information infrastructure” contained provisions limiting the use of foreign contractors. While the final adopted version of this regulation does not contain such limitations, it may not be ruled that such limitations will be introduced in the future.

Sanctions regimes imposed against Russia
For a discussion on current sanctions regimes and their effect on our business in Russia, see — Sanctions Regimes. For a discussion of the risks to our business as a result of the current sanctions regimes, see Item 3.D. Risk Factors — Market Risk — "Our operations may be adversely affected by ongoing developments in Russia and Ukraine.”

Regulation of Telecommunications in Pakistan

Regulatory bodies
Under the Pakistan Telecommunications (Re-organization) Act, 1996, as amended (the “Telecommunications Act”), responsibility for telecommunications regulation in Pakistan lies with the Ministry of Information Technology and Telecommunication (the “MoIT”) and the Pakistan Telecommunications Authority (the “PTA”).

The MoIT is responsible for shaping and directing Pakistan’s telecommunications and information technology policies. The PTA is an autonomous body that, subject to government-issued instructions and policy directives, implements policy and monitors the activities of the various market participants through licensing, tariff regulation, investigation of complaints (including arbitration of disputes between licensees) and competition. Additionally, the Competition Commission of Pakistan regulates competition within the telecommunications sector under the Competition Act, 2010.

The Frequency Allocation Board (the “FAB”) has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after examination, refers applicants to the FAB for the allocation of frequency.

Telecommunications networks and services in Pakistan are principally regulated under the Telecommunications Act and the rules and regulations made thereunder (the "Telecommunications Rules"). The Telecommunications Act also defines general rules for the licensing and authorization of telecommunications networks and services and introduces principles of establishment and administration of special funds, which are intended for research and development and a universal services fund.

Licenses
Mobile telecommunications operators are required to have a radio frequency spectrum allocation, which is typically auctioned by the PTA to qualifying bidders, subject to the MoIT’s policies and includes a license to operate.

To obtain a license to provide mobile telecommunications services in Pakistan, the PTA requires a written application supported by relevant documents, as set out in the applicable regulations, and information memoranda or advertisements in respect of the relevant license.

Licenses for the provision of mobile telecommunications services in Pakistan are typically issued for 15 years and may be renewed on such terms and conditions, and with such fees and contributions, which are consistent with the policy of the Government of Pakistan (the “GoP”) at the time of expiration. The PTA may include such additional terms as it considers appropriate, or it may decline to renew a license for various reasons, including violations of applicable license terms, laws or regulations. For a discussion of the risk related to renewal of licenses, see Item 3.D. — Risk Factors — Operational Risks — “We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.”

Mobile Termination Rates
The PTA determines all MTRs, and, in addition, all signed contracts must be submitted to the PTA. For a description of MTRs in Pakistan, see Item 4 — Information on the Company.

As described further below, for licensees designated as having significant market power, the PTA proposes an appropriate cost regime for interconnection and applies it to those licensees. Operators that are not subject to SMP in the relevant market may use commercially agreed termination rates. Effective January 1, 2019, MTR rates in Pakistan were reduced from PRK 0.9/min to PRK 0.8/min.

Significant Market Power
According to the Pakistan Telecommunication Rules, 2000, an operator whose share of the relevant market exceeds 25% (based on revenues) will be presumed to have SMP, unless determined otherwise by the PTA. The PTA may also determine that an operator whose share of the relevant market is less than the 25% threshold nonetheless has SMP. Pursuant to the Telecommunications Policy 2015, licensees that are designated as SMP in a relevant market under the competition rules and provide infrastructure and other services (rather than services alone) are required to:

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obtain prior approvals from the PTA for the launch of class value added services and any change in prices;
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provide, on a first-come, first-served basis, national roaming services and infrastructure sharing, meaning SMP operators will not be allowed to discriminate among operators;
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pay MTRs as determined by the PTA (instead of the mutually agreed upon MTR paid by non-SMP licensees); and
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offer infrastructure sharing.

Currently, industry operators are challenging the basis on which the PTA makes SMP determinations on the basis that there are differing thresholds for SMP under the Telecommunications Rules (using a 25% threshold) and the Competition Act of 2010 (using a 40% threshold).

On September 30, 2016, the PTA issued a determination declaring Pakistan Mobile Communications Ltd (PMCL) as having SMP in the retail cellular mobile telecommunications market for Pakistan. Telenor Pakistan was declared as having SMP in this market in AJK and Gilgit-Baltistan. PMCL has appealed the PTA’s determination in court. On January 22, 2018, the Islamabad High Court set aside the PTA’s determination on SMP and remitted the matter back to the PTA.

Mobile Number Portability
The Mobile Number Portability Regulations, 2005 provide the eligibility criteria for MNP, the rights and obligations of customers and the duties and responsibilities of mobile operators. The PTA formed a supervisory board with all mobile operators to supervise the centralized database operation and determine the best method for MNP.

MNP was launched throughout Pakistan in March 2007. The current porting rate is PKR 250 (US$1.8 as of December 31, 2018) per completed port.

The Mobile Cellular Policy 2004 and the Telecommunications Policy 2015 encourage (but do not require) domestic roaming and infrastructure sharing, and those matters are left to the various operators to negotiate commercial terms. Although a limited number of operators in Pakistan originally benefited from MNP, the impact of MNP in Pakistan has dissipated considerably over the past few years and focus has shifted away from the MNP competitive arena.

Data Protection
In Pakistan, there are a number of statutes and regulations on data protection to which we are subject, including the Prevention of Electronic Crimes Act, 2016, the Pakistan Telecommunications (Re-organization) Act, 1996 and Revised Standing Operating Procedure on Requisitioning of Call Data Record by Authorized Officers from Telecom Operators, 2016. We are also subject to specific conditions pertaining to privacy and confidentiality of customer information, which are contained in our telecommunications licenses and the PMCL’s customer privacy policy.

                Under the applicable laws and regulatory requirements, we have a responsibility to protect customer information and to ensure that information is not disclosed without customer consent, except as required under the law. We also have a responsibility to ensure that information is not transferred/placed or stored outside of Pakistan.

Other
Biometric Verification

Following a number of terrorist attacks, the GoP introduced Standard Operating Procedures requiring all mobile operators to re-verify their entire customer base through biometric verification with the exception of SIM cards issued in the names of companies for use by employees. For PMCL, this involved the re-verification of more than 38 million SIM cards, and SIM cards that could not be verified had to be blocked by the operators. As a result of the re-verification, PMCL lost customers but retained 88% of its subscriber base.

Telecommunications Policy 2015

On December 11, 2015, the GoP approved a new telecommunications framework, the Telecommunications Policy 2015, which introduced approximately 50 new telecommunications regulatory frameworks to be developed by the PTA after the requisite consultation process with the telecommunications industry. Certain legislative and regulatory changes are expected in the implementation of these frameworks, including: (i) the introduction of competition rules; (ii) changes in the interconnection regime; (iii) changes in national roaming and infrastructure sharing requirements; (iv) allocation and assignment of spectrum in order to maximize social and economic benefits; (v) the establishment by the PTA of an environmental regulatory framework for the sector; and (vi) the prescription by the MoIT of rules for lawful interception.

The Pakistan Prevention of Electronic Crimes Act 2016 introduced sentencing and heavy fines for acts such as spam messaging, accessing of unauthorized data, acquiring or selling of identification information, tampering with a device identifier and the issuance of a SIM in an unauthorized manner. The powers of the Federal Investigation Agency have been enhanced in order to enforce this law. This has a direct impact on our business, as many of the usual forms of marketing in Pakistan are now prohibited by law.

Sales Tax Act

Following amendments to the Sales Tax Act 1990 in mid-2014, a requirement was imposed on operators to charge, collect and pay sales tax on the provision of SIM cards. Due to the high amount of competition in the market, we are unable to pass on the entirety of this expense to customers.

Regulation of Telecommunications in Algeria

Regulatory bodies
The Ministère de la Poste, des télécommunications, des technologies et du numérique (the “MPTTN”) is responsible for shaping and directing Algeria’s telecommunications policies.

The Autorité de Régulation de la Poste et des Communications Electroniques  (the “ARPCE”), a body established as an independent and financially autonomous regulator, acts as an advisor to the MPTTN and is in charge of implementing policies and monitoring the market, ensuring effective competition, allocating frequencies dedicated to telecommunications services and managing the numbering plan. Additionally, the ARPCE is responsible for the arbitration of disputes among operators and those between operators and end users. From January 2015, the ARPCE has been empowered to issue financial sanctions against operators who are not compliant with applicable law. In October 2015, a procedure to issue such sanctions was established.

The Algerian National Competition Council governs competition matters.

Regulatory framework
The main elements of the regulatory framework applicable to the telecommunications sector in Algeria are embodied in the Post and Telecommunications Law of April 2018 (the "2018 Telecommunications Law"), which replaces a previous telecommunications law of August 2000 and (i) establishes general rules for the organization of the postal and telecommunications sector; (ii) creates and determines the mandate of the national regulatory authority; (iii) defines general rules for the licensing and authorization of telecommunications networks and services; and (iv) introduces principles allowing the development of competition in the sector.

Compared to the previous law, the 2018 Telecommunications Law: (1) envisions the introduction of mobile number portability; (2) introduces national roaming and obligation for operators to grant access to their network (3) recognizes the monopoly of Algeria Telecom on the provision of international services (voice and bandwidth); (4) gives Algeria Telecom the monopoly on National Backbone and Backhaul rollout and operation; (5) transfers to the MPTTN management of the Universal Service; and (6) grants the ARPCE the power to impose sanctions on operators that provide services to unidentified subscribers. Pending publication of the implementation decrees related to the 2018 Telecommunications Law, the provisions of the former telecommunications law remain in force (at end of 2018, only one decree was published concerning the Universal Service). In November 2018, the ARPCE instructed operators on the interpretation of the 2018 Telecommunications Law regarding international traffic and optical fiber rollout. The ARPCE, together with the MPTTN, confirmed: (1) the right for operators to rollout and operate their own networks for their own use; and (2) the obligation of operators to use Algeria Telecom's infrastructure (including international switch) for all the international traffic.

Licenses
The ARPCE is responsible for granting telecommunications licenses. A license can be issued to any physical or legal person who commits to comply with the conditions in the tender specifications. The procedure for a tender is determined by regulation.

Mobile licenses are automatically renewed once the license owner has satisfied all of its obligations related to the operation of the network and the provision of services. Any refusal to renew a license must be for good cause, based on a ministerial decision and following a formal recommendation by the ARPCE.

Retail market regulation
According to the terms of their telecommunications licenses, Algerian operators must submit all their retail offers to the ARPCE for approval 30 days before introducing such offers to the market.

From January 2009 to May 2016, the ARPCE established rules regulating the promotions that mobile operators may offer. These rules limit the frequency and duration of promotions and, to some extent, reduced the intensity of competitive promotions. Since May 2016, these rules ceased to apply to mobile operators, providing Optimum more freedom in relation to its marketing strategies.

Significant Market Power
From February 2007 to September 2016, Optimum was designated as an SMP operator in the retail market for GSM communications by the ARPCE. As a result, Optimum was required to follow more stringent obligations as its retail tariffs were subject to non-discrimination and margin squeeze tests prior to approval by the ARPCE. In September 2016, the ARPCE decided to withdraw the designation of Optimum as an SMP operator. Therefore, since the SMP regulations mentioned above no longer apply to Optimum, it now has more freedom in marketing and pricing its products and services.

Mobile Termination Rates
All interconnection agreements and interconnection prices must be approved by the ARPCE prior to becoming effective. The ARPCE monitors interconnection prices to ensure that they are cost based and reviews such prices on an annual basis.

From July 2006 to October 2018, the ARPCE set national termination rates for Optimum that were lower than those of other mobile operators.

In the reference interconnection offer approved for the 2018/2019 period, the ARPCE imposed symmetrical mobile termination rates between the three operators both for voice and SMS.

Optimum currently has interconnection agreements with the fixed incumbent operator, the other two mobile operators and the two currently authorized VoIP operators in Algeria. For a description of MTRs in Algeria, see Item 4.B — Business Overview.

Mobile Number Portability
There is currently no number portability for mobile or fixed lines in Algeria.

Data Protection
The relevant data protection regulations are embodied in the Constitution, the penal code and the license terms.
The new Algerian constitution states that the private life of citizens is inviolable and protected by law. Secrecy of correspondence and private communications, in all its forms, is guaranteed. The protection of individuals with regard to the processing of personal data is a fundamental right guaranteed by the law that punishes a violation.

The penal code defines the offense of deliberately violating the privacy of others by capturing, storing or transmitting, without authorization or consent of their author, communications or words spoken in private and refers to sanctions against persons or companies that fraudulently maintain databases or attempt to do so.

According to their license terms, mobile operators must take measures to ensure the protection and confidentiality of personal information they hold or process or register within the client database, compliance with legal and regulatory provisions and confidentiality of information held on users in its contractual relations with any subcontractors.

The provision of cloud computing services is subject to obtaining an authorization granted by the ARPCE. Guidelines with respect to such authorizations were published in January 2018, which provide that the hosting and storage of customers' data must be undertaken in Algeria and certain other clarifications for companies that provide cloud services.

A new personal data protection law was issued in 2018 which creates a new body in charge of all activities related to personal data protection.

Other
SIM card identification

For each SIM subscription, regulations in force require that operators collect and store the signed contract and a copy of the customer's identification.

The new 2018 telecommunications law introduced a new penalty scheme for mobile operators failing to identify mobile SIM cards. Mobile operators may be fined DZD1,000,000 (US$8,400 as of December 31, 2018) per observed infraction and an additional penalty of DZD 5 000 (US$44) per day until the line is suspended.

Spectrum neutrality

Spectrum neutrality allows operators to use the allocated spectral resources for providing 2G/3G and 4G services. In 2016, the principle of spectrum neutrality was enforced in all bands allocated to mobile operators under the supervision of the ARPCE. Optimum already uses part of the 900 MHz (GSM) for 3G purposes (U900) and part of the 1800 MHz band for6 4G purposes.

Universal service of telecommunications

In April 2015, the ARPCE launched a tender to select operators to provide universal services in 97 rural communes in over 28 provinces. Services provided through the framework of the universal service of telecommunications will be funded by the universal services fund. After a competitive tender in January 2016, Optimum now provides 37 communes representing more than 42% of the population covered in the framework offer.

International voice traffic

To comply with the ARPCE's interpretation of the 2018 Telecommunications Law’s provision on International traffic, Djezzy and other mobile operators were obliged to commence negotiations in December 2018 with Algeria Telecom on technical and commercial conditions in order to switch to Algeria Telecom infrastructure. Djezzy will now be obliged to use not only Algeria Telecom's infrastructure but also its international switch. On the commercial side, Djezzy will have to pay an additional charge of 0.01 euros per international outgoing minute if Djezzy uses its own international carriers and a transit tax of 0.14 euros per minute for all international incoming traffic.

Regulation of Telecommunications in Bangladesh

Regulatory bodies
The Bangladesh Telecommunications Regulatory (Amendment) Act, 2010 (the “BTRA”) introduced a separation of responsibilities between the telecommunications regulator and government ministry in Bangladesh. Under the BTRA, the responsibilities of issuing licenses for telecommunications systems and services, as well as the regulation of telecommunications activities, are assigned to the Bangladesh Telecommunication Regulatory Commission ("BTRC"). However, the supervision of telecommunications licensees and the approval of the BTRC’s proposals for issuing licenses was transferred to the Posts and Telecommunications Division (“PTD”) (within the Ministry of Posts, Telecommunications and Information Technology of Bangladesh). As a result, the BTRC is currently the executive body for telecommunications policies, while the PTD supervises and monitors all activities of the BTRC.

Regulatory framework
The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the BTRA, which establishes rules relating to the supply of telecommunications services in Bangladesh. Pursuant to the BTRA, the BTRC has issued many regulations, directives, policies, and guidelines for the telecommunications industry, including the Bangladesh Telecommunication Regulatory Commission (Licensing Procedure) Regulations, 2004, the International Long-Distance Telephony Service (ILDTS) policy, guidelines for infrastructure sharing, and regulatory and licensing guidelines for nationwide telecommunications transmission networks.

Licenses
The issuance of any telecommunications license is at the sole discretion of the BTRC, subject to approval from the PTD. The BTRC must submit a report to the PTD for its approval, prior to granting any license.

The BTRC reserves the right to set the criteria and conditions for license eligibility, to specify any applicable fees and charges and to determine the duration and conditions of any license. Generally, licenses are issued for a certain period of time subject to renewal, and the applicable validity period, renewal requirements and other conditions are set out in the license.

In addition, the provisions of the BTRA grant the BTRC the power to renew, suspend, cancel and control the transfer of licenses. The BTRC, with the prior permission of the PTD, may amend any condition of any license issued pursuant to the BTRA, and the PTD, on its own initiative or, at the request of a licensee, may instruct the BTRC to amend any license condition.

On February 13, 2018, the BTRC awarded us the 4G/LTE license. At the same time, we have also acquired 5 MHz and 5.6 MHz Spectrum in 2100 MHz and 1800 MHz, respectively, and converted the remaining 900 MHz and 1800 MHz tech neutral spectrum for 4G.

Mobile Termination Rates
For international incoming calls, MTR in 2018 was reduced to BDT 0.14 (US$0.0017) as compared to the 2017 and 2016 historical periods. The international termination rate was changed, effective February 22, 2018, after which the maximum and minimum termination rates became US$0.025/min and US$0.0175/min, respectively. Revenue share is done on the minimum termination rate while respective MNO gets 22.5% of that amount. The domestic termination rate has been changed to BDT 0.14/min or US$0.0017/min (terminating MNO gets BDT 0.10 (US$0.0012) and ICX gets BDT 0.04 (US$0.0005)), effective August 14, 2018.

Mobile Number Portability
On July 24, 2017, the BTRC issued a new licensing guideline for MNP service providers through which third party entities have been awarded a license to provide MNP service across the country. On October 1, 2018, MNP was launched nationwide.

Data Protection
There is currently no legislation in Bangladesh specifically on data protection. However, pursuant to some of our licensing terms and BTRC directives, we may be prohibited from sharing customer data.

Other

New Number series (014): Allocation of a new number series (014) prefix occurred on September 6, 2018. Specifically, number block 0140-XXXXXXX from prefix 014 has been allocated to Banglalink. Banglalink launched its 0140 series on November 29, 2018.

Unified tariff: BTRC issued a letter on August 13, 2018. As per the letter, voice tariffs for all the operators both for on-net and off-net should be a minimum of 0.45/min and maximum of 2.00/min (excluding VAT and other charges). Banglalink has implemented this tariff plan from October 14, 2018 as the BTRC instructed.

Tower License: Regulatory and Licensing Guidelines for Issuing License for Tower Sharing in Bangladesh was published by the BTRC on April 1, 2018. The BTRC selected four of the eight entities who applied for the license. This introduces a new regime for Bangladesh where the mobile operators are not allowed to build their own towers.

Significant Market Power ("SMP") Regulation: The BTRC issued a gazette notification regarding SMP on November 14, 2018, and subsequently declared GrameenPhone an SMP on February 10, 2019, and imposed several restrictions on the operator.

QoS Guideline: On November 11, 2018, the BTRC published ANS Operators Quality of Service (QoS) Regulation 2018, which regulates the QOS of Access Network.

E-Registration: The BTRC issued a letter on August 28, 2018 regarding implementation of the Electronic Telecom Subscriber Acquisition Form (ETSAF). In accordance with the letter, banglalink launched an electronic and paperless SIM registration process beginning September 3, 2018. Under the new process, a customer needs only to share his or her name, ID number, date of birth, present address and fingerprints with the retailer when purchasing a new SIM.

USSD Tariff: The BTRC issued a directive on August 14, 2018, establishing a fixed uniform unstructured supplementary service data (USSD) tariff.

DOB Directive: The Directive on Direct Operators Billing ("DOB") was published on the November 3, 2018 by the BTRC and introduces a DOB option in Bangladesh. The limit for payment is BDT 600 per month and BDT 3,000 per year.

National Frequency Allocation Plan (NFAP): On November 11, 2018, the BTRC shared a draft of the revised National Frequency Allocation Plan (NFAP) for public consultation and feedback from the relevant stakeholders.

Telecommunication Value Added Service (TVAS) Licensing: The BTRC has published new guidelines for value added services that requires Value Added Service (VAS) vendors to be enlisted by the BTRC and the ANS operators are bound to source external VAS only from these vendors.

Regulation of Telecommunications in Ukraine

Regulatory bodies
Pursuant to the Ukraine Telecommunications Law (“UTL”), the main governmental authorities that manage the telecommunications industry in Ukraine are the Cabinet of Ministers, State Service of Special Communications and Information Protection of Ukraine (the “Administration”) and the National Commission for the State Regulation of Communication and Informatization (“NCCIR”).

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of telecommunications.

The Administration develops state policy proposals in the area of telecommunications and is responsible for their implementation within its authority granted by law. The Administration also has the authority to prepare draft legislation and define the quality requirements for telecommunications services and technical standards for telecommunications equipment.

The NCCIR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies. The NCCIR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Regulatory framework
The UTL and the Ukraine Frequency Law (“UFL”), both as amended from time to time, are the principal laws regulating the Ukrainian telecommunications industry. The UTL includes various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry.

The UTL sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The UFL regulates the allocation and use of the frequency bands in Ukraine.

The most important aspects of the law with respect to our business include the state government’s authority to: license communications service providers; allocate radio frequencies; certify telecommunications equipment; allocate numbering capacity; ensure fair competition and freedom of pricing and develop and implement government policy on telecommunications and frequency allocations; and conduct oversight of operators’ compliance with the terms of their licenses and Ukrainian law.

Licenses
In accordance with Ukrainian legislation, licenses to provide telecommunications services stipulate that the telecommunications operator’s activity involve the use of a radio frequency resource and the license to provide telecommunications services are issued at the same time as the license for the use of radio frequency. If the demand for radio frequency exceeds availability, licenses are issued based on the results of a tender or auction held by the NCCIR. Licenses are issued for a term of five to fifteen years. The NCCIR has the right to extend the existing license at the request of the operator, or to take a negative decision if, at the date of filing of the application for an extension, violations of licensing conditions by the operator have been recorded and such violations have not been cured.

After obtaining a license to provide telecommunications services and the use of the radio frequency resource, telecommunications operators are required to obtain permission to operate Radio Electronic Facilities ("REF") and private radio networks (radio transmitters, base stations, and microwave links). In accordance with the law on the radio frequency resource in Ukraine, permissions for REF are issued for a period not exceeding the period of validity of the relevant operator’s licenses for the use of radio frequency resource. The permit may be extended at the request of the operator to the NCCIR. The NCCIR will extend the license unless a violation of the licensing conditions has occurred and as long as there are no preconditions, such as the refarming of frequencies or the introduction of new radio technologies, for the termination of a specific radio technology in the radio frequency band.

Mobile Termination Rates
The UTL allows telecommunications operators, including wireless service operators, to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators. For a description of MTRs in Ukraine, see “Item 4-Information on the Company-Interconnection Agreements.”

Effective January 1, 2019, MTR rates in Ukraine are reduced from UAH 0.15/min to UAH 0.12/min. IMTR rates remain at current rate EUR 0.10/min.

Significant Market Power
The NCCIR regulates telecommunications services, studies the competitive environment in the telecommunications market, determines SMP operators and regulates interconnection tariffs charged to access SMP operators’ and dominant operators’ networks and the technical, organizational and economic terms of interconnection agreements involving such operators. An operator is presumed to have SMP if it has a share of more than 25% of the total revenue of all telecommunications operators and providers operating in the respective telecommunications services market. On October 20, 2011, the NCCIR determined the SMP operators in the markets for terminating calls on fixed-line and mobile networks and on December 1, 2011, it approved mandatory interconnection tariffs for the SMP operators in such markets. Our operations in the Ukraine are deemed to have SMP and are subject to these regulations. The NCCIR is planning to introduce changes in the UTL defining SMP for different markets.

A law titled “On electronic communications” is expected to be adopted in 2019, and, among other things, it increases the authority of the national regulatory authority to analyze communication services markets to determine significant market power operators. The draft legislation also includes a new list of regulatory restrictions for significant market power operators, including controls on wholesale and retail tariffs and infrastructure sharing and an obligation to verify all subscribers. As the legislation has yet to be adopted, it is unclear what effects these new provisions will have.

Mobile Number Portability
Although MNP has not yet been implemented in Ukraine, the government has passed legislation requiring mobile operators to provide a national roaming service and to provide customers with the ability to transfer their mobile numbers from one telecommunications network to another. The technical requirements for MNP implementation were approved in 2017. The implementation of MNP will commence on May 1, 2019.

MNP benchmarks in the CIS did not have a strong impact on total market because of bureaucracy, the fee burden and the alternative of buying a second SIM to decrease expenses. For example, the ratio of port-out subs in total subs base in the first year of MNP in Russia and Kazakhstan was low. Kyivstar expects the same impact for the Ukrainian market.

Data Protection
According to “On Protection Of Personal Data,” Law of Ukraine of June 2010, personal data is defined as the information or aggregate information about a natural person who is identified or may be identified (e.g. name, ID number, and passport data). In Ukraine, most customers are not identified. However, content, traffic and location are defined as customer’s data. The transmission of personal data requires the transferor to obtain consent from the person whose personal data is being transferred. The party to which the personal data is transferred is required to have implemented the requirements of the Law of Ukraine On Protection of Personal Data. This law is not expected to have a significant impact on Kyivstar’s operations.

Personal data may only be transferred to foreign parties in the specific cases stipulated by law or an international treaty and only on the condition that an adequate level of personal data protection is ensured by the relevant foreign state.

Part 3 of art. 34 of the Law of Ukraine “On telecommunications” requires telecommunications operators and providers to ensure and be responsible for protecting the confidentiality of information concerning customers which was made available to them at the time of entering into a telecommunications services agreement. Information concerning the consumer and concerning the services they have received may be provided in observance of the procedure defined by the law. In all other cases, the information described above may only be disclosed subject to the customer's written consent.

The draft law to align Ukrainian legislation to EU GDPR has been considered and revised since October 2018. This process is driven and coordinated by Ukrainian Parliament Commissioner for Human Rights (Ombudsman) in cooperation with Twinning projects of the EU Commission.

Other
SIM re-verification

A law entitled “On electronic communications” is expected to be adopted in 2019, and, among other things, it includes a new obligation to verify all subscribers. The entry into force of the requirements is expected to be a year and a half from the date of adoption of the law. Expenses of all operators are expected to increase due to the initial investment required for implementation.

Sanctions regimes imposed against Ukraine

For a discussion on current sanctions regimes and their effect on our business in Ukraine, see “— Sanctions Regimes. For a discussion of the risks to our business as a result of the current sanctions regimes, see Item 3.D. Risk Factors — Markets Risks — "Our operations may be adversely affected by ongoing developments in Russia and Ukraine."

Regulation of Telecommunications in Uzbekistan

Regulatory bodies
The government authority responsible for supervising the telecommunications industry in Uzbekistan is the Ministry for Development of Information Technologies and Communications of the Republic of Uzbekistan.

In accordance with the Uzbek Telecommunications Law, businesses offering communications services in the Republic of Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law, and the legislation imposes no restrictions on foreign investors.

The State Inspectorate for Supervision of Informatization and Telecommunications is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

The State Committee of the Republic of Uzbekistan for Assistance to Privatized Enterprises and Development of Competition is a government body that focuses on the expansion of economic reforms, acceleration of denationalization and privatization processes, and provision of development and support of private entrepreneurship in Uzbekistan.

Regulatory framework
The main statutes that govern the telecommunications industry in Uzbekistan are (i) the Uzbek Communications Law dated January 13, 1992 (as amended); (ii) the Radio Frequency Spectrum Law dated December 25, 1998; (iii) the Protection of Consumers’ Rights dated April 26, 1996; (iv) the Uzbek Telecommunications Law dated, August 20, 1999; (v) Licensing Certain Types of Business, dated May 25, 2000; and (vi) the Uzbek Competition Law, dated January 6, 2012.

These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.

The most important aspects of the law with respect to our business include the federal government’s authority to: license communications service providers; allocate radio frequencies; certify telecommunications equipment; allocate numbering capacity; ensure fair competition and freedom of pricing; and conduct oversight of operators’ compliance with the terms of their licenses and Uzbek law.

Licenses
The issuance of any telecommunications license is at the sole discretion of the Ministry for Development of Information Technologies and Communications. The Ministry will take a decision on issuing a license within 30 days from the date when an application is filed. The Ministry can deny issuing a license only if: the presented documents are not properly executed; the documents contain false information; or the applicant does not meet the license terms and requirements. The law does not provide any further grounds for denial.

Licenses are issued for a set period from five to fifteen years, subject to renewal, and the applicable renewal requirements and procedures are the same as for obtaining the license. In addition, the Ministry has the power to renew, suspend, cancel and control the transfer of licenses.

On March 31, 2017, the Republican Radiofrequencies Council in Uzbekistan published a decision ordering the equitable reallocation amongst all telecommunications providers in the market, which will affect approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC. The decision came into force on March 31, 2018, and, was successfully executed by Unitel. The decision also granted tech neutrality in the 900 MHz and 1800 MHz bands.

Mobile Termination Rates
Local MTRs are currently not regulated in Uzbekistan. Pursuant to current legislation, MTRs are determined on the basis of the contracts between operators. However, if operators cannot agree on the MTR cost, the regulator can establish such cost itself based on prescribed methodologies. Due to the inclusion of Unitel LLC on the list of SMP operators, the State Committee of the Republic of Uzbekistan for Assistance to Privatized Enterprises and Development of Competition adopted a decision requiring Unitel LLC to establish consistent MTRs for all operators. Based on this decision, other operators filed claims with the court to establish MTR in the amount of UZS 0.05 and won. For a description of MTRs in Uzbekistan, see “Item 4-Information on the Company-Interconnection Agreements.”

Significant Market Power
On September 19, 2013, Unitel was deemed to be a company with SMP. A position is said to be dominant where a business or group of persons has a market share of 65.0% or more. Nevertheless, if a business holds a market share of between 35.0% and 65.0%, it may be deemed to have a dominant position, subject to a determination by the State Committee of the Republic of Uzbekistan for Assistance to Privatized Enterprises and Development of Competition based on the size of market share, the stability of the business’s market share, the share taken by competitors, the ease of access to the market for new competitors and other criteria relevant to the given market.

Since November 2, 2013, Unitel LLC is required to submit all of its tariffs to the Ministry of Finance of Uzbekistan for approval. Despite numerous attempts by Unitel LLC to obtain approval in accordance with the Uzbek Competition Law, the Ministry of Finance has not yet granted such approvals.

In 2016, the regulator introduced a tax rate of 50% of profits for mobile operators that have profitability over 20%. After new tariffs were submitted in 2016, we were informed by the regulator that this tax rate includes approval of tariffs, therefore making it unlikely that the regulator will provide Unitel with any other approval.

In March 2018, Unitel LLC raised its prices and has made declarations regarding these price increases to the Ministry of Finance, following receipt of a letter from the Ministry of Finance regarding increased profits taxes on Unitel.

In April 2018, amendments to the regulation on determination of monopolistically high and low prices (Resolution of Cabinet of Minister No. 249 dated March 30, 2018) were introduced that do not require the antitrust authority to pre-approve a company’s price increases. Instead, Unitel files information on its current prices quarterly, and should the antitrust authority discover a violation of antitrust legislation based on the information presented, it requests more detailed information and documentation for further investigation.

Mobile Number Portability
In 2018, the Ministry for Development of Information Technologies and Communications introduced a draft resolution on MNP.  The resolution is under discussion.  If adopted, it would result in the introduction of MNP in Uzbekistan.  According to the latest version of the draft resolution, customers would be charged a nominal fee to port numbers.

Data Protection
Currently, data protection is regulated by Uzbek Laws “On Informatization” and “On Principles and Guarantees of Freedom of Information,” as well as by the Regulation on the Order of Documentation of Information, Registration of State Information Resources approved by an Order of the Ministry for Development of Information Technologies and Communications. Under these laws, personal data and other confidential information cannot be collected and distributed without the consent of the owner of such information. Additionally, transfer of such data abroad is limited. There are currently gaps in legislation and therefore it is a common practice to send requests to authorized state bodies for official clarification on certain issues. Unitel LLC received an official letter of the Ministry for Development of Information Technologies and Communications clarifying that customers’ personal data cannot be transferred abroad and access from abroad cannot be granted to databases containing such information. There is a draft of a new Law on Personal Data, which was expected to be adopted in 2018, but this has not yet occurred.

Regulation of Telecommunications in Kazakhstan

Regulatory bodies
Under the Kazakhstan Communications Law dated July 5, 2004 (the “Kazakhstan Communications Law”), the Ministry of Information and Communication (the “MIC”) is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts.

The Government sets forth the procedures and one-off payment rate to access frequencies for the provision of telecommunications services. The Inter-Agency Commission on Radio Frequencies, a consultative-advisory agency of the Kazakh government, provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.

Competition matters in Kazakhstan are regulated by the Committee on Regulation of Natural Monopolies, Protection of Competition and Consumer Rights (the “Antimonopoly Committee”) of the Ministry of the National Economy. The Antimonopoly Committee is authorized to prepare and implement state policy for the protection of competition, for example, by coordinating with state authorities, reviewing compliance with competition laws, conducting investigations and approving concentrations of entities.

Regulatory framework
The Kazakhstan Communications Law is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections.

The Kazakhstan Communications Law grants the Kazakh government broad authority with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business include the government’s authority to develop and implement government policy on telecommunications and frequency allocations; regulate radio frequencies conversion; and approve procedures for auctions of telecommunications licenses.

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate backbone networks without the establishment of a legal entity in Kazakhstan and to obtain more than 10.0% of voting shares in an ILD operator without MIC consent, as well as the consent of national security authorities. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of an ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables) without governmental consent, based on the conclusion of MIC, as well as the consent of national security authorities.

In addition, all telecommunications operators in Kazakhstan are required to maintain control centers of their networks, which are responsible for monitoring, incident management, planning work and management reporting within the territory of Republic of Kazakhstan, and the management of such networks is not permitted to be transferred in any form to other persons.

Licenses
In accordance with legislation of the Republic of Kazakhstan, licenses to provide telecommunications services are issued by the Ministry of Information and Communication. The Law “On Permits and Notifications” regulates permits, certain types of activities or actions and the procedures for issuing and re-issuing permits. A license to provide telecommunications services is a first class permit, meaning it is inalienable and without a time limit.

In addition to obtaining a license, wireless telecommunications operators must have a permit for radio frequency usage for every radio transmitter that they operate. Permits for radio frequency usage are issued by the Ministry of Information and Communication. Under the Kazakhstan Communications Law, permits for the use of radio frequencies are subject to extension every year after the payment of the frequency fee for the first quarter of the current year. Radio frequency permits may be suspended or terminated for non-usage of assigned spectrum within one year and failure to comply with the conditions to which the frequency allocation was subject.

Mobile Termination Rates
The structure of interconnect agreements is set by the MIC and dominant operators are required to enter into an interconnect agreement with any operator requesting interconnection.

Significant Market Power
In 2007, KaR-Tel was deemed to be a company with SMP and was included in the list of dominant companies in terms of mobile services. As a result, the company is subject to the regulated market and has a range of obligations and limitations on pricing.

On January 1, 2017, the Entrepreneurial Code abolished the list of dominant companies. As a result, though Kar-Tel is still designated as a company with SMP and thus the subject of antimonopoly legislation and monitoring, as of January 1, 2017, Kar-Tel no longer has to fulfill several obligations imposed by being on this list, such as regular reporting to the antimonopoly agency.

Mobile Number Portability
MNP was launched on January 1, 2016. There is currently no charge for customers to port numbers, and mobile operators are required to pay annual fees for the maintenance of the MNP data base. In 2016, the annual cost for KaR-Tel was approximately US$335,759. In 2017, the price for MNP data base maintenance was decreased by 26% to approximately US$245,308. KaR-Tel’s business has not been significantly affected from the implementation of mobile number portability.

Data Protection
The Law of the Republic of Kazakhstan on Personal Data and Its Protection (the “Kazakhstan Data Law”) was adopted in 2013. It includes requirements with respect to gathering, processing, storing and the protection of personal data. Personal data may only be stored in Kazakhstan. There is a mandatory requirement to have a written or electronic signature consent for gathering and processing personal data, and cross-border transfers.

In 2017, a new provision was introduced into the Kazakhstan Data Law which states that cross-border transfers of service information that contains certain personal data will be subject to the Kazakhstan Communications Law. Pursuant to the Communications Law, such service information about subscribers may only be stored in Kazakhstan, and cannot be transferred abroad unless through roaming services.

Since 2018, in accordance with a new provision of the Kazakhstan Communications Law, employees who work with service information on subscribers must be citizens of the Republic of Kazakhstan. The transfer in any form from telecom operators to other persons of management over communication networks is prohibited.

Sanctions Regimes
Sanctions law and regulation developments have continued to be dynamic, with recent aggressive enforcement and policy decisions having immediate international impact.

Iran

In May 2018, the United States ("U.S.") announced that it would withdraw from the Joint Comprehensive Plan of Action ("JCPOA"), otherwise known as the Iran Nuclear Deal. Following two wind-down periods ending in August and November 2018, the U.S. Office of Foreign Assets Control ("OFAC") and the U.S. Department of State re-imposed nuclear sanctions on Iran that had earlier been suspended since January 2016. The re-imposition of sanctions affects both U.S. primary and secondary-sanctions regimes. In particular, (i) non-U.S. subsidiaries of U.S. companies can no longer engage in a range of business activities with Iran, (ii) over 700 de-listed individuals and entities were re-listed as sanctioned targets, and (iii) non-U.S. persons and entities were no longer permitted to engage in certain dealings or significant transaction with Iran, even if the non-U.S. persons or entities are not subject to OFAC's jurisdiction. As a result, U.S. sanctions on Iran largely returned to its state prior to the implementation of the JCPOA and once again prohibits or penalizes a wide range of business activity, even if the activity is significant and does not involve any connection with the U.S.

Contrastingly, in November 2018, the European Union ("EU") amended Council Regulation (EC) No. 2271/96 (the "Blocking Statute") prohibiting EU companies from complying with U.S. sanctions targeting Iran. Compliance with both U.S. sanctions and potentially conflicting requirements of the Blocking Statute poses significant challenges.

The U.S. withdrawal from the JCPOA and the EU Blocking Statute have no direct material effect on the telecommunications industry. The U.S. general authorization for telecommunications and mail transactions remains in force.

Syria

The U.S. and the EU continued to implement existing Syria sanctions throughout 2018, which also included several rounds of new sanctions designations from the U.S. against Syrian individuals and entities.

Russia and Ukraine

In 2014, in connection with the situation in Russia and Ukraine, the U.S., the EU, and a number of countries imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently including the financial services, energy, and defense sectors, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions targeted entities owned and/or controlled by designated entities and individuals. These sanctions continue to be in force with the EU twice extending its sanctions regime related to Crimea, first in June and then December 2018.

Ukraine assigned a “temporary occupied territories” status to Crimea and an “anti-terrorist operation zone” status to certain Eastern Ukraine regions that are currently not under the Ukrainian government’s control, and imposed certain restrictions and prohibitions on trade in goods and services in such territories. Ukraine also enacted sanctions with respect to Russia. On May 15, 2017, Presidential Decree No. 133/2017 listed 531 individuals and 113 entities for a broad range of prohibitions, including asset freezes, and restrictions on financing and trade operations. A year later, On May 24, 2018, pursuant to Presidential Decree No. 126/2018, Ukraine significantly extended its sanctions program against Russian by placing more than 100 individuals and 400 entities on its sanctions list. Russian listed entities included those in the oil, gas and chemical sectors, financial and payments companies. In May 2018, Ukraine also adopted a resolution, Presidential Decree No. 57/2018, extending these sanctions for an additional three years (sanctions on Ukrainian banks which have capital from Russian state-owned banks will only remain effective for one year).

Additionally, the U.S. intensified its sanctions regime against Russia when many of the laws and regulations adopted in 2017 were implemented in 2018. On January 29, 2018, the U.S. released the Report on Senior Foreign Political Figures and Oligarchs in the Russian Federation which identified 241 individuals and entities, including

210 “oligarchs and senior Russian officials”. While inclusion on this report was not itself a trigger for sanctions, it nonetheless heightened scrutiny of the individuals and entities listed. Further, pursuant to the 2017 Countering America’s Adversaries Though Sanctions Act (“CAATSA”), on April 6, 2018, OFAC designated seven Russian oligarchs, 12 oligarch-controlled companies, 17 senior Russian government officials, a state-owned Russian weapons trading company and a Russian bank. These sanctions have significant implications for non-U.S. individuals or entities who are not subject to OFAC’s jurisdiction because, pursuant to CAATSA, secondary-sanctions are required against non-U.S. individuals or entities for knowingly engaging in or facilitating significant transactions for or on behalf of any person designated under the Russian sanctions regime, or materially violating sanctions against Russia. On September 20, 2018, the U.S. sanctioned China’s Equipment Development Department and its director, Li Shangfu, under CAATSA. This action was the first time the U.S. enforced Russian secondary-sanctions and demonstrated the broad extraterritorial impact of U.S. sanctions regimes.

As part of the expansion of sanctions against Russia by the U.S., the Department of State triggered a 1991 law finding that Russia had violated the U.S. Biological Weapons Control And Warfare Elimination Act (“CBW Act”) in connection with the poisoning of Sergei and Yulia Skripal. The Department of State also listed several individuals and entities (“List of Specified Persons”), pursuant to CAATSA, which are part of, or operate for or on behalf of, the Russian defense and intelligence sectors. U.S. individuals or entities who engage in significant transactions with a specified person are subject to sanctions penalties.

On June 4, 2018, Russia responded with its first set of countermeasures, the Federal Law “On Measures (Countermeasures) in Response to Unfriendly Actions of the USA and (or) other Foreign States”, suspending or terminating international cooperation with “unamicable states” (the U.S., the EU, Ukraine and other countries at the discretion of the Russian President), limiting the import/export of certain goods from/to unamicable states, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. On October 22, 2018, Russia introduced Presidential Decree "on the introduction of special economic measures in connection with the unfriendly actions of Ukraine against Russian citizens and legal entities" which did not itself impose any countersanctions against Ukraine but it did establish the means for the November 1, 2018 listing of sanctions prohibitions pursuant to Resolution 1300, including asset freezes, against 322 Ukrainian individuals, 68 entities and entities that are controlled by listed persons. On December 25, 2018, Russia also enacted Resolution 1656, expanding the list of sanctioned Ukrainian individuals and entities by 252 resulting in a list of 567 Ukrainian individuals and 75 entities sanctioned by Russia.

Sanctions developments will continue to evolve at a rapid pace in the future. Several draft laws both in the U.S. and in Russia were introduced but have not yet been voted on or enacted. In Russia, Draft Law No. 464757-7 was adopted in the first reading by the State Duma but it is expected to undergo significant revision before the second reading is scheduled and following input from industry and business representatives. The draft law imposes two types of crimes: (i) criminal penalties on complying with sanctions against Russia if these actions (or inaction) result in restrictive measures on ordinary economic transactions or transactions by Russian citizens or by the Russian Federation, and (ii) criminal penalties for contributing to the imposition of sanctions against Russian private and public entities. In the U.S. if it is determined that the Russian government interfered with a U.S. federal election, the Defending Elections from Threats by Establishing Redlines Act  (“DETER ACT”), and other draft bills like it, would impose sanctions on a range of Russian persons and entities, including banks, energy companies, defense companies and entities in the intelligence sector, state-owned enterprises, Russian energy projects and sovereign debt, oligarchs, and senior government officials. Also, elevated tensions between Russia and Ukraine related to the control of the Kerch Strait and shipping in the Azov Sea led to a month-long martial law in certain regions of Ukraine. Although martial law has expired, the effect of this conflict could lead to new sanctions from the U.S., the EU, or Ukraine. Collectively, these developments suggest a continued aggressive stance on utilizing sanctions regimes for national interests.

For a discussion of the material effects and risks of these sanctions regimes on our business, see Item 3.D. Risk Factors — Risks Related to Our Markets —"Our operations may be adversely affected by ongoing developments in Russia and Ukraine." and — Regulatory, Compliance and Legal Risks — "New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business."

EU Telecommunications Regulation
The current draft of the ePrivacy Regulation is going through the EU legislative process and is intended to replace the 2002/58 e-Privacy Directive. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to over-the-top service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). Any VEON entities established in the European Union which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies like cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft also significantly increases penalties.

Our subsidiary VEON Wholesale Services (VWS) is subject to German telecommunications regulation, which amongst other things, regulates the way VWS manages its traffic and billing data, and its capability to identify, detect and report on security incidents.